Exhibit 99.1

Alpha Tau Announces Alpha DaRT Treatment of First Patient with Liver Metastases of Colorectal Cancer

JERUSALEM, May 13, 2024 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today that its first patient with liver cancer metastases has been treated in a feasibility and safety study of Alpha DaRT at the McGill University Health Center in Montreal, Canada.

The trial seeks to recruit up to 10 patients who are eligible for a two-staged hepatectomy to resect liver metastases of colorectal cancer. Specifically, in the first stage, as many metastatic tumors as possible will be surgically removed in a non-curative intervention, while Alpha DaRT sources will be inserted into a separate tumor in the second liver lobe, and in the second stage, after allowing for the resected liver to regenerate naturally, the portion of the liver with the Alpha DaRT sources will be surgically removed.

The study primarily aims to examine the feasibility of delivering Alpha DaRT sources into the liver metastases, as well as the safety of utilizing the Alpha DaRT sources in the liver by assessing the frequency and severity of related adverse events. The study also aims to examine Alpha DaRT’s efficacy in terms of radiological response, assessed after insertion of the Alpha DaRT sources, and via pathological response, assessed after the second stage of surgery. Additional information about the trial can be found at https://clinicaltrials.gov/study/NCT05829291.

Alpha Tau CEO Uzi Sofer commented, “The start of this trial marks a big milestone towards addressing the urgent need for new therapeutic options in treating patients with liver metastases. This trial is part of our overall strategy to showcase the broad use and potential of the Alpha DaRT in other hard-to-treat indications such as cancers of the brain, lung, vulva and pancreas. We would like to thank Dr. Peter Metrakos and his team at the McGill University Health Center for enrolling and treating the first patient in this highly significant feasibility and safety trial.”

Peter Metrakos, MD, CM, FACS, FRCSC, Professor of Surgery, Pathology and Anatomy and Cell Biology, Director of Hepato-Pancreato-Bilary Surgery and Senior Scientist, McGill University Health Centre -Research Institute, Cancer Research Program, Department of Surgery at McGill University, and the principal investigator of the trial, commented “Liver Metastases associated with colorectal cancer is of major concern and a leading cause of patient mortality with limited effective treatment options. We are encouraged by the early results of Alpha DaRT treatment in other tumor types and are hopeful that the Alpha DaRT treatment will offer better outcomes to these patients with such a challenging disease.”

Robert Den MD, Alpha Tau CMO commented, “While we continue to accrue patients with cutaneous recurrent SCC to the ongoing pivotal ReSTART trial, we also look to expand the use of the Alpha DaRT technology to high unmet medical need indications in internal organs such as liver metastases. This trial is particularly exciting for us in light of previous preclinical work that has demonstrated the ability of Alpha DaRT to generate an observed systemic immune response when used to treat a colorectal tumor model, and we hope to better understand the effect of Alpha DaRT on liver metastases and immune cell populations in human patients. We look forward to the preliminary results of this trial, which we hope will further our goal of advancing the use of Alpha DaRT across a range of indications and helping patients worldwide.”

This clinical study is the next phase of a multi-year research collaboration program between the McGill University Research Center and the Alpha Tau Medical research team. This collaboration started with translation experiments using orthotopic animal models that mimic human liver colorectal metastatic disease, showing a reduction in tumor growth rate when using Alpha DaRT compared to control and changes in the hepatic immune microenvironment.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 7, 2024, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com